CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

January 15, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2011
Filed December 19, 2012
Amendment No. 2 to Form 10-Q for the Period Ended March 31, 2012
Filed December 19, 2012
Response dated December 19, 2012
File No. 001-34567

Dear Ms. Krebs,

Based on our conversation with the staff on January 4, 2013, below please find our responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits

1.
There is no conformed signature in the following exhibits: Exhibits 10.17, 10.19, 10.20, 10.23, 10.27, 10.32, 10.33, 10.34, 10.35 and 10.36 to 10-K/A for the fiscal year ended December 31, 2011, filed December 19, 2012. Please advise if these exhibits were fully executed.

Answer:
All the exhibits referenced above were fully executed by related parties as specified in the agreements, evidencing by corporate chop/seal. In China, the effect of corporate chop/seal is equal to personal signature. Such exhibits are English translation and therefore the corporate chop/seal were not translated.

Form 10-Q for the Period Ended March 31, 2012

Exhibit 10.1

2.	Please provide English translation of the appendix, if applicable, to the Exhibit 10.1 to Form 10-Q/A for the period ended March 31, 2012.

Answer:	We are providing the exhibit with the appendix supplementally with this correspondence. Please note that Appendix III represents a blank form to be used by the bank on an “as-needed” basis.

We will file such exhibit with the appendix in the Form 10-K for the fiscal year ended December 31, 2012.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA YIDA HOLDING, CO.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Chief Executive Officer

Exhibit 10.1

Document No.: CMBC-HT183 (Corporate 2009)

Contract on Loan for Fixed Assets

No.: Corporate Loan No. 99152012298840

China Minsheng Banking Corporation Limited

Contract on Loan for Fixed Assets

BORROWER:	Yida (Fujian) Tourism Group Limited. (hereinafter referred to as “Party A”)
Address:	No. 68, Yongtai County
Postcode:
Legal Representative/President: Chen Minhua
Phone:
Fax:
Bank: Fuzhou Branch, Minsheng Banking Corp.
Account No.:	1502014180001126

LENDER: Fuzhou Branch, China Minsheng Banking Corporation Limited (hereinafter referred to as “Party B”)
Address:	No. 280, Hudong Road
Postcode:	350003
Legal Representative/President: Su Suhua
Phone:
Fax:

In accordance with the relevant laws, statutes and regulations of the People’s Republic of China, the Borrower and the Lender, through full consultations and negotiations, have executed this Contract as follows:

Chapter I     Type of Loan

Article 1                 Party B agrees to make the following type of loan to Party A to finance its fixed assets: Medium-term Loan

Chapter II     Purpose of the Loan

Article 2                 The loan under this Contract shall be devoted to investment in fixed assets (hereinafter referred to as “the Project”). Specifically, the loan shall be devoted to the development of the Scenic Area. See Appendix I for the details of the Project. Without the written consent of Party B, Party A shall not devote the loan to any other purposes.

Chapter III     Amount and Term of the Loan

Article 3                 The amount of the loan under this Contract shall be (in words): RMB Seventy Million.

Article 4                 The term of the loan under this Contract shall be 33 months, from February 20, 2012 (the agreed-upon date of first drawdown) to November 20, 2014 (the agreed-upon date of loan maturity).

Chapter IV     Computation of Interest

Article 5

5.1
The loan under this Contract shall have an interest rate of 11.97% per annum (80% above the benchmark interest rate announced by the People’s Bank of China and applicable to three-year loans on the date of the execution of this Contract.

5.2
The dates when the loan under this Contract is disbursed to the dedicated loan account maintained by Party A with Party B (see Appendix V for the details of the account) shall be the drawdown date for the loan under this Contract. Interest shall accrue on the loan under this Contract from the drawdown date. Party A shall pay, on each interest settlement date, the interest accrued from the drawdown date (inclusive) or from the day immediately after the previous interest settlement date to the present interest settlement date (inclusive), as well as the principal amount of the loan which becomes due on the interest settlement date (if any).

5.3
Interest on the loan under this contract shall be computed by day and paid on a quarterly basis on the 20th day of the last month of each quarter. The last interest settlement date shall be the loan maturity date.

5.4
In the event of Party A committing a default in the repayment of the principal of the loan due and payable to Party B, Party A shall pay a penalty interest at a rate 50% above the interest rate for the loan under this Contract (referred to as “the default interest rate”) from the date of default (inclusive). If Party A fails to pay the interest and default interest due on time, compound interest shall be computed by month on the interest settlement date for the actual length of default and shall accumulate month after month. (Note: the compound interest shall be raised by 30% to 50%).

5.5
In the event of Party A utilizing the loan for a purpose other than what is specified in this Contract, Party A shall pay penalty interest on the misused amount of the loan at an interest rate 100% above the interest rate for the loan, and such penalty interest shall accrue from the first date of misuse. In this case, Party B may hold Party A responsible for breaching this Contract and declare that the entire loan or any undue portion of the loan is immediately due and payable by Party A. (Note: the penalty interest rate interest shall be raised by 50% to 100%).

5.6
In the event of the People’s Bank of China adjusting the above benchmark interest rate after the execution of this Contract, the interest rate for the loan under this Contract will be automatically raised by the percentage specified in Article 5.1 herein on the basis of the new benchmark interest rate. The adjusted interest rate for the loan shall become applicable to any portion of the loan which has been disbursed, on the day immediately after the first interest settlement date. And, from the day when the new interest rate becomes applicable, interest shall accrue on the loan under this Contract according to the adjusted interest rate.

Where the interest rate for the loan under this Contract is changed, the default interest rate and the penalty interest rate under this Contract shall be changed accordingly, and after the change, the default interest rate and the penalty interest rate shall become applicable when the new interest rate for the loan becomes applicable and be computed by period.

Where the interest rate is adjusted according to the provisions of Article 5.6 herein, the parties do not need to sign an agreement, and neither party needs to inform the other party or its guarantor, or to obtain the consent of the other party or its guarantor.

Chapter V     Disbursements and Payments of the Loan

Article 6                 After this Contract becomes effective, Party A may draw down the loan under this Contract by sending an application for drawdown to Party B for approval. For each drawdown, Party A shall submit the application to Party B at least three business days in advance. If the application is approved, Party B will disburse the loan to the dedicated loan account of Party A, and interest on the loan shall accrue from the drawdown date.

Article 7                 The obligation of the Party B to make the disbursement under the loan shall be subject to the satisfaction by the Party A of all of the following conditions precedent. However, disbursement made Party B before Party A has satisfied all of the following conditions shall not be considered a negligence of the Party B in its performance of this Contract:

7.1	Party A has furnished all documents required by Party B, including but not limited to:

7.1.1
Party A’s business license, organizational code certificate and tax registration certificate which have been verified as conforming in the annual inspection by the authorities, Party A’s current Articles of Association, the identity document of Party A’s legal representative and its photocopy;

7.1.2	A list of Party A’s directors and senior managers with relations to the matters under this Contract and their respective signature specimen;

7.1.3
The resolution of the Board of Directors and/or the resolution of the General Shareholders’ Meeting relating to the loan under this Contract or authorizing related personnel to execute this Contract and associated documents;

7.1.4	A drawdown application signed by Party A;

7.1.5	Documentary proof of the progress of the initial work for the project, including but not limited to project progress timetables and descriptions;

7.1.6	Documentary proof showing that the matching project capital for the loan under this Contract is in place;

7.1.7	Contracts on the purchase of fixed assets for the project (or on construction).

7.2
Party A has obtained all administrative permissions, approvals and registrations and completed all statutory formalities required for the loan under this Contract in accordance with applicable laws, statutes and regulations.

7.3
The progress of project construction is adequate to meet the requirements of the fund use plan. By the first drawdown, project capital of the same percentage as the loan under this Contract shall have been in place in full amount, and shall be used in collaboration with the proceeds of the loan under this Contract.

7.4	Related guarantee documents for the loan under this Contract have become effective, and mortgage and/or pledge are in place.

7.5	No default has occurred or is ongoing, or any default which has occurred has been resolved to the satisfaction of Party B or has been excused by Party B.

7.6	Representations and warranties made by Party A in Article 11 herein are true, accurate and valid.

7.7	By the time of a drawdown, no material change has occurred in Party A’s financial condition.

7.8	Party A maintains commercial insurance for the fixed assets under this Contract as required by Party B. Such insurance shall meet the following requirements:

7.8.1	The insured amount of the commercial insurance shall not be lower than the amount of investments already made.

7.8.2
When Party A is purchasing commercial insurance, Party B shall be made as the primary beneficiary for compensation. If commercial insurance has already been purchased, Party A and the insurer shall issue a written document to the satisfaction of Party B, ensuring that Party B will be able to effectively control the compensation benefits of the insurance.

7.8.3
If Party A maintains commercial insurance for all of its assets, it shall issue a written document stating that any compensation from insurance will first be applied towards the repayment of the loan disbursed by Party B.

Article 8                 Payments of the Loan

8.1	The proceeds of the loan made by Party B to Party A under this Contract shall be paid in the following ways:

8.1.1
Entrusted Payment: Party A submits a Payment Request and related documents to Party B in accordance with the requirements set out in Appendix IV herein; if the request is approved, Party B will pay the relevant sums to a transaction party of Party A for the purpose described in this Contract, in accordance with Party A’s payment request and payment entrustment.

If the amount of a single payment requested by Party A is more than 5% of the total investment of the fixed-asset investment project or is in excess of RMB 5 million yuan, Party A shall use Entrusted Payment.

8.1.2
Autonomous Payment: Party A submits a Payment Request and related documents to Party B in accordance with the requirements set out in Appendix IV herein; if the request is approved, Party B will pay the relevant sums to an account which Party A maintains with Party B and which is specified in Party A’s payment request, and Party A can pay the sums to its transaction party for the purpose described in this Contract.

Where Autonomous Payment is used, Party A shall submit regular reports to Party B in respect of the use of the proceeds of the loan. If both parties have agreed upon other forms of supervision, Party A shall submit itself to such supervision by Party B.

8.2
Any request to pay from the dedicated loan account shall be sent by Party A to Party B three business days in advance. If the request is approved, Party B shall make the payment. If Party B considers Party A’s payment request unsatisfactory, it may demand Party A to make adjustment or may reject the request; in the latter case, Party A shall be solely responsible for any liability and consequence arising from deferred payment, and Party B shall have no liability whatsoever.

Chapter VI     Repayment of the Loan

Article 9

9.1	Party A shall repay the principal amount of the loan in installments on the dates specified in Appendix II.

9.2
Party A is:

☒          required to open a repayment reserve account (for details, see Appendix V).

☑          not required to open a repayment reserve account

If Party A opens a repayment reserve account according to this provision, it shall deposit the following sums as repayment reserves into the repayment reserve account within three days of receipt:

☒          __/__ percent of the revenues of the fixed-asset investment project;

☒          __/__ percent of the cash flow of Party A’s operating revenues.

If Party A opens a repayment reserve account according to this provision, all sums in the repayment reserve account at the time of opening and all subsequent sums shall be used as security for the repayment of all debts owed by Party B. The security covers the principal amount of the loan under this Contract and interest thereon, penalty interest, compound interest, fine for default, compensation for damage, expenses incurred in realizing creditor’s rights and security rights (including but not limited to litigation costs, lawyer’s fees, and traveling expenses), and other reasonable expenses. Without the written consent of Party B, Party A shall not use any sums in the repayment reserve account.

Unless otherwise agreed upon by both parties, if Party A opens a repayment reserve account according to this provision, it will not need to open another repayment account, and the repayment reserve account will be the repayment account.

9.3	If the actual first drawdown date differs from the mutually-agreed first drawdown date, the date of the maturity of the loan under this Contract shall be determined in the following way:

9.3.1
If Party A repays the principal amount of the loan in one lump sum upon maturity, the loan maturity date shall be automatically changed according to the term of the loan specified in Article 4 herein and the actual first drawdown date.

9.3.2
If Party A repays the principal amount of the loan in installments, the loan maturity date shall be automatically changed according to the term of the loan specified in Article 4 herein and the actual first drawdown date, and other dates of installment payment shall not be changed according to the actual first drawdown date; the loan shall be repaid in installments in the amounts on the dates specified in Appendix II.

9.4
If the principal repayment date coincides with a statutory holiday, the repayment may be extended to the first business day after the holiday, and the related interest shall accrue until the extended principal repayment date. If an interest settlement date coincides with a statutory holiday, the related interest shall accrue until the actual interest settlement date, but the interest payment date may be extended to the first business day after the interest settlement date.

9.5
Party A shall ensure that its repayment account (see Appendix V for details) has sufficient funds on the principal repayment date or the interest settlement date, so that Party B can make deductions. If the funds in Party A’s repayment account are insufficient for Party B to make adequate deductions, Party A shall pay default interest according to the default interest rate, as well as compound interest.

9.6
If the funds in Party A’s repayment account are insufficient to repay the principal amount of the loan plus interest thereon, Party B shall have the right to directly make deductions from any account that Party A maintains at any outlet of the China Minsheng Banking Corp., Ltd. to pay off the principal amount of the loan, interest, penalty interest, compound interest, fine for breach of contract and other expenses owed by Party A to Party B. In this case, Party B shall not be liable for any loss of interest or for any other losses that Party A suffers.

9.7
Party A may repay debts under this Contract before maturity, provided that Party A has not committed any default in repayment of debts, and shall submit a written application to Party B ten business days in advance. For Party A’s applications to repay debts before maturity:

☑          Party B agrees that Party A may repay its debts before maturity without paying a fine for breach of contract.

☒         Party B agrees that Party A may repay its debts before maturity, but Party A shall pay interest on the debts and a fine for breaching the contract by repaying its debts before maturity according to the following rate:

Fine for Repaying Debts before Maturity = Amount of debts repaid before maturity × (the term of the debts specified in the Contract － the actual length of debts) ☒ daily fine for breach of contract ___/___.

☒         Party B disagrees that Party A may repay its debts before maturity.

9.8
If Party A thinks that it needs a grace period for repayment of debts, Party A shall submit an application for a grace period to Party B at least 30 days before the maturity date specified in the Contract. If the application is approved by Party B, both parties shall sign an Agreement on the Grace Period for Debt Repayment. If the application is not approved, Party A shall repay the debts in full according to the provisions of the Contract.

Chapter VII     Guarantees

Article 10               To ensure the repayment of the loan under this Contract, both parties agree that one or more of the following guarantees will be adopted:

☑	Security, for details, refer to the Guarantee Contract, numbered Go Dan Bao Zi No. 99152012298827.

☑	Mortgage, for details, refer to the Mortgage Contract, numbered Go Dan Di Zi No. 99152012298838.

☒	Pledge, for details, refer to the __________, numbered Go Dan Zhi Zi No. ___________.

☑	Others, for details, refer to the Guarantee Contract, numbered Go Dan Di Zi No. 99152012298832.

If both parties have signed an Integrated Credit Contract, one or more of the following guarantees will be adopted:

☒	Security, the Maximum Amount Security Contract, numbered Gao Bao Zi __________.

☒	Mortgage, the Maximum Amount Mortgage Contract, numbered Gao Di Zi __________.

☒	Pledge, the Maximum Amount Pledge Contract, numbered Gao Zhi Zi __________.

☑	Others: ______________________________________________________________.

Chapter VIII     Representations and Warranties of Party A

Article 11               Representations and Warranties of Party A

11.1
Party A is a corporation duly organized and existing under the laws and has the power and authority to execute and perform this Contract and has obtained all permissions, approvals, registrations and filings necessary for the execution of this Contract.

11.2
All internal authorization formalities necessary for Party A to execute this Contract have been completed and are fully valid. Party A’s execution of this Contract and performance of its obligations hereunder will not conflict with or result in the breach of its current Articles of Association, internal rules and regulations or any other contracts, agreements or documents that are binding upon Party A.

11.3
As of the date of this Contract, there is no litigation, proceeding or dispute or action, pending or threatened, against Party A, the adverse determination of which might have a materially adverse effect on the ability of Party A to perform this Contract.

11.4	The project under this Contract and the loan under this Contract conform to all laws and statutes applicable to China, the loan and the project, as well as the requirements of Party B.

11.5	Party A does not have any substantial indebtedness or contingent liability that has not been disclosed to Party B.

11.6	Party A warrants that all information it has provided to Party B are true, complete and valid, and that it has not omitted or withheld information on any significant facts.

11.7
Party A warrants that it will use the proceeds of the loan under this Contract for the purpose specified in this Contract and the law and in accordance with the project schedule and plans that Party A has furnished to Party B, and that any use of the proceeds of the loan will be consistent with what is stated in the relevant Disbursement Application.

11.8
Party A will accept Party B’s investigation, monitoring and supervision of its use of the proceeds of the loan under this Contract, and will furnish related documents at any time when requested by Party B.

11.9
Party A will actively assist Party B in investigating, monitoring and supervising its production, construction, operations and financial condition, and will furnish copies of its balance sheet, income statement, cash flow statement, and other financial statements.

11.10
Party A shall immediately notify Party B in writing of any event that might endanger Party A’s normal operations or materially threaten Party A’s ability to repay the loan under this Contract (including but not limited to the events specified in Article 11.3).

11.11
Party A shall give a prior notice to Party B and obtains the consent of Party B if Party A is to effect any amalgamation, splitting, merger, joint-stock restructuring, contracting, leasing, joint operation, investment, additional debt financing, business suspension for rectification purposes, dissolution, settlement, restructuring, or bankruptcy, to transfer or otherwise dispose of any of its substantial assets, or to engage in any other act which might lead to a change in the creditor-debtor relationship under this Contract or affect the rights and interests of Party B. Otherwise, Party A shall not engage in any of the above acts.

11.12	During the term of this Contract, Party A shall give a notice to Party B in writing within seven days of any change of its address, name, legal representative or any other executive.

11.13
Where there is a guarantee, when the guarantor fails to fulfill any of its obligations or commitments specified in the guarantee contract or loses its guarantee ability, or when the collateral is destroyed or suffers a material loss of value, Party A shall immediately provide a new guarantee according to the requirements of Party B and to the satisfaction of Party B or pay off its debts under this Contract in advance.

11.14	Without the prior written consent of Party B, Party A shall not assign its debts under this Contract to any third party.

11.15	Party A warrants that it has a good credit standing and operating condition, and there is no material change in its other borrowing acts, and that it does not have any undesirable record.

11.16	Party A warrants that it will strictly perform this Contract under mutual supervision.

11.17
If the actual investment of the project exceeds the original total amount of investment and if Party B approves the application of Party B for additional loans, Party A shall ensure that the project initiator will increase its investment by a percentage not lower than the percentage of the project capital. Additionally, Party A shall provide additional guarantee for the additional loans in accordance with the requirements of Party B.

Chapter IX     Rights and Obligations of Party B

Article 12               Rights and Obligations of Party B

12.1	Party B warrants that its execution of this Contract has been effectively authorized.

12.2
Party B shall make disbursements of the loan under this Contract to Party A, provided that Party A has fully and properly fulfilled its obligations set forth in this Contract and any other agreements reached on the loan under this Contract, and has satisfied the conditions for loan disbursement.

12.3
Party B shall treat in confidence any information on Party A’s debts, financial condition, production and operations which it has obtained as a result of the execution and performance of this Contract. Without the consent of Party A, Party B shall not disclose such information to any third party, except in the following circumstances:

12.3.1	Disclosure is required by law, the competent authorities, or the stock exchange where Party B is listed.

12.3.2
Disclosure made by Party B to a third party according to laws, statutes or regulations when Party B is assigning its creditor’s rights under this Contract to a third party, or when both parties agree that a third party will be engaged to provide trust management of the creditor’s rights under this Contract, or when Party B otherwise make arrangements for the securitization of its assets.

12.4	During the term of this Contract, Party B shall promptly notify Party A of any change of address.

12.5	Party B does not need the consent of Party A to assign its creditor’s rights under this Contract to a third party, and has no obligation to notify Party A of such assignment.

12.6
The sums paid by Party A (including sums obtained by Party B according to this Contract) shall be applied to pay off the creditor’s rights in the following sequence: (1) expenses incurred in realizing creditor’s rights and guarantee rights; (2) compensation for damage; (3) fine for breach of contract; (4) compound interest; (5) penalty interest; (6) interest; and (7) the principal amount of the loan. Party B reserves the right to change the above sequence.

12.7
Party B has the right to supervise and audit the use of the proceeds of the loan under this Contract, monitor Party A’s operating activities, provision of guarantee, and disputes over debts. Party B also have the right to regularly assess examine and reevaluate the collateral provided by Party A and the guarantor’s guarantee capacity. If the value of the collateral of the guarantor’s guarantee capacity declines, Party B has the right to demand Party A to provide additional guarantee.

12.8
Party B shall not sell blank important vouchers relating to the dedicated loan account and repayment reserve account to Party A, nor shall Party B open online corporate banking service for Party A. The banking procedure where deposits and withdrawals are processed at any of the China Minsheng Banking Corp. Ltd. does not apply to Party A.

Chapter X     Liability for Breach of Contract

Article 13               In any of the following circumstances, Party A is deemed as having breached the Contract:

13.1
If the guarantee formalities specified in this Contract have not been completed for Party A’s fault or the guarantor, or Party A fails to draw down the loan with Party B on the date specified in this Contact and the delay has exceeded by the specified drawdown date for 30 or more days (including statutory holidays and rest days), Party B shall have the right to charge a fine on Party A based on the default interest rate according to the amount involved in the delay and the actual length of the delay.

13.2	Party A fails to pay any sums due within the time frame prescribed in this Contract.

13.3
Party A furnishes Party B any balance sheet or income statement which is false or from which information on important facts is withheld, or Party A refuses to accept Party B’s monitoring of its use of the proceeds of the loan or its production, operation or financial activities, or Party A makes misrepresentations regarding any matter specified in Chapter VIII.

13.4
Party A explicitly states or demonstrates through its behaviors that it will not fulfill any obligation under this Contract or any other commitments, or that the guarantor will fail to fulfill any obligation set forth in this Contract.

13.5
Party A fails to honor any commitment or warranty made in Chapter VIII herein, or breaches any other agreement with Party B, or Party A signs any contract or agreement with any third party or unilaterally makes any commitment or warranty which might result in a default in the repayment of other debts, or the maturity of other debts owed by Party A have been accelerated or might be declared to be accelerated by other creditors.

13.6	Party A fails to use the proceeds of the loan for the purpose specified in this Contract or fails to draw down and pay the proceeds of the loan according to the provisions of Chapter V herein.

13.7
The guarantee under this Contract has undergone a change unfavorable to the creditor’s rights of Party B, including but not limited to the ineffectiveness, invalidation or revocation of the guarantee contract or other forms of guarantee; or the guarantor has lost its guarantee capacity in full or in part or has explicitly stated that it will not perform the guarantee obligation; or the guarantor fails to fulfill any of its obligations or commitments in the guarantee contract or in its warranties; or the property used as a collateral or pledge has been damaged, destroyed or suffered a loss of value and Party A fails to provide a replacement guarantee according to Party B’s requirements.

13.8	Party A’s financial condition has undergone a material change, rending its financial indicators inadequate to meet Party B’s requirements.

13.9	The progress of the project construction or completion has fallen behind the progress of the utilization of the proceeds of the loan under this Contract.

13.10	Party A uses the methods “breaking up the whole into parts” in an attempt to circumvent the requirement of “entrusted payment”.

13.11
Party A’s dedicated loan account, designated account for “autonomous payment”, repayment reserve account or repayment account under this Contract has been frozen by the competent authorities, or Party A is involved in litigation, arbitration, administrative penalty or other judicial administrative proceedings which might have an adverse effect on Party A’s performance of this Contract.

13.12	Any other substantial adverse changes have occurred, but Party A fails to make remedy within the time frame prescribed by Party B.

Article 14               In the event of any of the above breaches, in addition to exercising its rights according to the provisions of this Contract, Party B shall have the right to declare that the loan under this Contract, in full or in part, immediately due and payable, recover the sums that have already been disbursed, and discontinue the disbursement of the loan.

Article 15               If a breach of contract by Party A has compelled Party B to realize its creditor’s rights through litigation, Party A shall bear the expenses incurred by Party B in realizing its creditor’s rights and guaranteed rights, such as expenses may include litigation costs, lawyer’s fees, and travelling expenses.

Chapter XI     Effectiveness of the Contract

Article 16               This Contract shall become effective when signed or chopped by the legal representatives or presidents of each party. The appendices of this Contract shall constitute an integral part of this Contract and has the same binding force as the proper text of this Contract.

Chapter XII     Modification and Cancellation of the Contract

Article 17               After this Contract becomes effective, neither party may modify or cancel this Contract. Where it is absolutely necessary to modify or cancel this Contract, both parties shall negotiate with each other and work out a written agreement.

Chapter XIII     Dispute Resolution

Article 18               Any dispute arising out of or in connection with this Contract shall be subject to the ruling of the people’s court in the city where Party B is domiciled.

Chapter XIV     Miscellaneous

Article 19               This Contract is part of the No. ___________ Integrated Credit Contract.

Article 20               Notice and Delivery

20.1
Any notice or other written communication provided for or relating to this Contract shall be delivered by registered post, facsimile, courier service or other methods to the addresses of both parties written on the first page of this Contract.

20.2
If delivered by registered post, the notice shall be deemed to have been received by the addressee on the fourth day after such notice was posted. If delivered by facsimile, the notice shall be deemed to have been received by the addressee on the date indicated on the confirmation page of successful transmission. If delivered by courier service, the notice shall be deemed to have been received by the addressee on the day when the notice was delivered by the courier to the address of the addressee. In the event of any change of address, the other party shall be notified within seven days of the change, and the new address shall be used for all subsequent correspondence.

Article 21               Where options are provided in a clause, put a tick in the box of the applicable one and put a cross in the box of the non-applicable one.

Article 22               Other Matters Mutually Agreed upon

______________________/______________________________

______________________/______________________________

______________________/______________________________

Article 23               This Contract shall be executed in two counterparts, with one to be retained by each party. Both counterparts shall constitute one and the same contract, binding upon both parties.

Article 24               Before the execution of this Contract, Party B has explained all clauses herein in detail to Party A. Neither party has any dispute over any clause herein. Both parties have an accurate understanding of the legal meaning of the clauses on their respective rights, obligations, liability limitations or exemptions.

(End of this page; appendices and signature page to follow)

Signature Page

This Contract is executed by the two parties in Gulou, Fuzhou.

Party A: Yida (Fujian) Tourism Group Limited
Legal Representative/President (or Authorized Agent)
Chen Minhua
(Signature or seal)
February 20, 2012

Party B: Fuzhou Branch of China Minsheng Banking Corporation Limited
Legal Representative/President (or Authorized Agent)
Su Suhua
(Signature or seal)
February 20, 2012

Appendix I

Detail of the Project

No.	Check the box below that applies to the project	Project	Detail
1	☑	Name	Yunding Park
2	☑	Location	Yongtai County, Fujian Province
3	☑	Paid-in Capital	20 million USD
4	☐	Insurance	N/A
5	☑	Completion	50%
6	☐	Others	N/A

Remarks:

1.	The form can only be used as an appendix of Contract on Loan for Fixed Assets, all the information provided on the form must be true and correct.
2.	If any changes on the form, Party A has responsibility to inform Party B for revisions.

Appendix II

Payment schedule and amount

No.	Due date	Amount (million RMB)
1	3-20-2012	$0
2	6-20-2012	$1
3	9-20-2012	$2
4	12-20-2012	$3
5	3-20-2013	$4
6	6-20-2013	$5
7	9-20-2013	$6
8	12-20-2013	$7
9	3-20-2014	$8
10	6-20-2014	$9
11	9-20-2014	$10
12	11-20-2014	$15

Appendix III

Loan Drawdown Schedule and amount for Party A

	Drawdown Date	Amount
1
2
3
4
5
6
7
8
9
10
11
12
13

Appendix IV

Payment Request

APPLICANT (Party A): Yida (Fujian) Tourism Group Co., Ltd.

LENDER    (Party B): Fuzhou Branch, China Minsheng Banking Corporation Limited

In accordance with No.: 99152012298840Contract on Loan for Fixed Assets (hereinafter referred to as Loan Contract), Party B is responsible for the supervision and approval of Loan Payments under this Contract. According to the requirements of Loan Contract, Party A’s Payment Request is (Currency) RMB (Amount in words) Seventy millionapplied to the development of the Scenic Area(the purpose in accordance with the attached documents).

Party A’s Payment Request shall be paid in the Autonomous Payment as follows:

1.	Entrusted Payment
1.1
Party A submits a transaction contract with the transaction party and related documents to Party B in accordance with Party B’s requirements; Party A ensures its submitted contract and documents to be valid and that the payment request sum and entrustment shall be in accordance with the regulations under this transaction contract.

1.2	Party A, unconditionally and irrevocably, entrusts Party B with the relevant sums paid in the following payment list:

No.	Account Name	Bank	Account No.	Amount	Purpose	Others

2.	Autonomous Payment
2.1	The plan of Party A’s Autonomous Payment is developing the Phase II construction of the scenic area, including restaurant, hotel development and construction.

Party A guarantees Payment Request will be used in accordance with the above plan, which will not be changed at will; Party A will get a Party B’ written consent before changing the payment purpose, otherwise, Party A shall be responsible for any liability for breach under this Loan Contract.

2.2	Party A, unconditionally and irrevocably, entrusts Party B to pay the relevant sums to the following account which Party A maintains with Party B:

Account name: Yida (Fujian) Tourism Group Limited.
Bank name:  Fuzhou Branch, China Minsheng Banking Corporation Limited
Account Number: 1502010910001586
Party A guarantees all the relevant documents shall have been submitted to Party B in accordance with Party B’ requirements and the submitted documents will be valid, otherwise, Party A shall be responsible for any liability for breach under this Loan Contract.

Applicant (Reserved chopped):
Yida (Fujian) Tourism Group Limited

Appendix V

Party A’s Account Information

The account information Party A obtained for the loan contract as follows:

1.	Party A’s bank account for loan purpose only:
Account name: Yida (Fujian) Tourism Group Limited.
Bank name: Fuzhou Branch, China Minsheng Banking Corporation Limited
Account Number: 1502010910001586

2.	Party A’s bank account for payment reserves only:
Account name: N/A
Bank name: N/A
Account Number: N/A

3.	Party A’s bank account for payments only:
Account name: Yida (Fujian) Tourism Group Limited.
Bank name: Fuzhou Branch, China Minsheng Banking Corporation Limited
Account Number: 1502014180001126